

Opportunity to Support KAHF Biotech

1 message

Tue, Dec 23, 2025 at 2:01 PM

To:

Hi All,

We have one month to raise $60K through our WeFunder campaign. If you believe in our team and are willing to help by sharing this opportunity with friends or acquaintances who might be interested in investing (minimum $2.5K), we would greatly appreciate it.

For your convenience, Dr. Ron and I have prepared a simplified Executive Summary and a simple Slide Deck that you can share with potential investors.

Thank you for your support!

Any questions, feel free to reach out.

Best regards,

--

Muhammad Sadeqi Nezhad, Ph.D.
Founder & Chief Executive Officer | KAHF Biotech, Inc.
Cancer Scientist | Wilmot Cancer Institute (NCI-Designated), New York

🌐
✉

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2 attachments

📄 **Executive Summary Seed Round KAHF Biotech.pdf**
370K

📄 **KAHF Biotech Pitch Confidential for Investors F&F.pdf**
6771K